Exhibit 99.1

1 Q2 2019

2 , and shareholders of Spark Networks SE are advised to read the important information about the transaction provided in materials for the general meeting of shareholders . SAFE HARBOR STATEMENT

3

4 A GLOBAL LEADER IN THE $5B ONLINE DATING MARKET + + INCREASED SCALE INCREASED SHAREHOLDER VALUE INCREASED SHARE IN NORTH AMERICA • Spark will more than double in size with over 1 million monthly paying subscribers worldwide • Spark becomes the 2 nd largest publicly listed dating company • Spark expects adjusted EBITDA margins to improve substantially, targeting over $50 million of Adj. EBITDA in 2020 • The acquisition will increase Sparks’ ability to innovate and deliver sustainable long - term shareholder value creation • Spark becomes the 2nd largest online dating platform in North America , by revenue 1 • North America represents two - thirds of the pro forma combined revenue • Spark’s brands will have nearly 10% market share in North America, owning 7 out of the top 20 dating brands in the US 2 1) Based on publicly available information at time of acquisition. 2) Based on a survey done by Spark Networks to over 1,000 adults in the USA in Q4 2018. Measured in aided brand awareness. + =

5 29 COUNTRIES, 15 LANGUAGES Cash & cash equivalents and debt shown are as of December 31, 2018. Debt represents the carrying amount. * Adj. EBITDA is defined as net income (loss) excluding stock - based compensation expense, transaction fees, executive severance and other one - time charges. SPARK NETWORKS SE OVERVIEW KEY FINANCIAL METRICS 2018 REVENUE €105 million 2018 ADJ. EBITDA* €11 million CASH & CASH EQUIVALENTS €11 million DEBT €12 million 500k monthly paying subs ~275 employees American Depositary Shares (ADSs) listed on NYSE American: LOV

6 EVOLUTION FROM eDARLING TO TODAY’S EXPANSIVE PORTFOLIO 2010 2009 2012 2017 2015 2018 2011 2019 2013

7 12.3 9.2 6.7 5.0 4.5 3.1 1.2 ZOOSK OVERVIEW United States Australia Great Britain Canada Other Robust product with strong monetization features Zoosk is one of the few assets of scale in a fragmented marketplace (U.S. Monthly Active Users in Milions 1 ) Zoosk operates primarily in English markets 1) Source: Comscore , March 2019. Tinder POF Match Bumble Zoosk okCupid eharmony

8 TOP BRANDS SPARK‘S PRO FORMA PORTFOLIO REVENUE BY GEOGRAPHY North America International 62% 38% Note: revenue split by geography based on 2018 unaudited financials.

9 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2020 Revenue Adj EBITDA TRANSFORMATIONAL & ACCRETIVE TRANSACTION EliteSingles launched in US Merger Acquisition Launched in United Kingdom, Australia & Canada International Expansion Launched Once integrated $50m+ 2020 Pro Forma vs 2018: » Revenue ~2x » EBITDA ~4x

10 TRANSACTION DETAILS Enterprise Value of $255 million in cash and stock (at announcement) • 12.98m ADRs (valued at $150 million based on closing price of $11.53 on March 20 th ) • $95 million of net cash proceeds to sellers at closing • $10m cash deferred payment in December 2020 • Spark to raise $120 million with a new senior secured debt facility Structure • Spark Networks SE to remain the parent company, listed on NYSE American (LOV) with HQ in Berlin, Germany. Zoosk, Inc. to become a subsidiary of Spark Networks SE The existing Spark executive team to manage the combined entity • Jeronimo Folgueira, Chief Executive Officer • Robert O'Hare, Chief Financial Officer • Michael Schrezenmaier, Chief Operating Officer Eight member board with two new Directors to be appointed by Zoosk • Steven McArthur, Zoosk’s CEO • Deepak Kamra, General Partner at Canaan Partners (Zoosk’s largest shareholder) Transaction expected to close in early Q3 2019 • Subject to the approval of Spark shareholders • >75% of Spark shareholders have committed to vote in favor of the transaction • Subject to customary closing conditions and a fairness hearing in the State of California • Compliance with leverage covenants at close Structure Governance & Leadership Closing Considerations

11 SPARK MANAGEMENT TEAM WITH STRONG TRACK RECORD Jeronimo Folgueira Managing Director, CEO & Director of the Board Since October 2015 Rob O’Hare Managing Director & Chief Financial Officer Since February 2015 Michael Schrezenmaier Managing Director & Chief Operating Officer Since September 2012 Benjamin Hoskins Chief Technology Officer Since January 2017 Luciana Telles Chief Marketing Officer Since January 2019 Gitte Bendzulla General Counsel Since November 2018

12 A GLOBAL LEADER IN THE $5B ONLINE DATING MARKET Increased Scale 1 Increased market share in North America 2 Increased Shareholder Value 3 +

13 APPENDIX

14 (1) Pro Forma figures are estimates as of the expected close date based on Zoosk merger agreement terms. * Current Cash and Debt figures are based on December 31, 2018 converted to USD at the exchange rate on December 31, 2018 of $1.145 per euro. CURRENT & PRO FORMA CAPITALIZATION Summary Capitalization ($MMs except per share figures) 5/17/19 Pro Forma (1) Enterprise Value Calculation: Share Price 13.50$ 13.50$ American Depository Shares (ADSs in MMs) 13.0 26.0 Market Capitalization 175.3$ 350.6$ Less: Cash (12/31/18)* 12.7 10.0 Plus: Debt (12/31/18)* 13.9 120.0 Enterprise Value 176.5$ 460.6$

15 SUMMARY CREDIT FACILITY TERMS | ZOOSK MERGER Key Terms Facility Size $120 Million Term Loan + $5 Million Revolver (un - drawn) Structure Senior Secured Term Loan Interest Rate LIBOR + 8% Amortization 10% per annum – paid quarterly Cash Flow Sweep 75% with step - downs based on net - leverage Tenor 4 Years

METRICS | FULL YEAR RESULTS

	12 Months Ended December 31,			Growth Rates %	
	2018	2017	2016	2018	2017
# of Registrations					
North America	4,376,883	2,289,036	1,616,963	91.2%	41.6%
International	5,767,290	6,162,597	5,280,686	(6.4%)	16.7%
Total # of Registrations	**10,144,173**	**8,451,633**	**6,897,649**	**20.0%**	**22.5%**
Average Paying Subscribers					
North America	183,794	83,870	46,453	119.1%	80.5%
International	299,619	295,533	270,823	1.4%	9.1%
Total Average Paying Subscribers	**483,413**	**379,403**	**317,276**	**27.4%**	**19.6%**
Monthly ARPU					
North America	€ 21.98	€ 24.42	€ 28.71	(10.0%)	(15.0%)
International	€ 15.60	€ 17.22	€ 17.69	(9.4%)	(2.7%)
Monthly ARPU	**€ 18.02**	**€ 18.81**	**€ 19.30**	**(4.2%)**	**(2.6%)**
Total Net Revenue					
North America	€ 48,470	€ 24,574	€ 16,004	97.2%	53.6%
International	€ 56,081	€ 61,063	€ 57,487	(8.2%)	6.2%
Total Net Revenue	**€ 104,551**	**€ 85,637**	**€ 73,491**	**22.2%**	**16.5%**
Direct Marketing					
North America	€ 27,862	€ 17,980	€ 15,059	55.0%	19.4%
International	€ 32,026	€ 35,489	€ 33,311	(9.8%)	6.5%
Total Direct Marketing	**€ 59,888**	**€ 53,469**	**€ 48,370**	**12.0%**	**10.5%**
Contribution					
North America	€ 20,608	€ 6,594	€ 944	212.5%	598.2%
International	€ 24,055	€ 25,574	€ 24,177	(5.9%)	5.8%
Total Contribution	**€ 44,663**	**€ 32,168**	**€ 25,121**	**38.8%**	**28.1%**

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spark networks

METRICS | HALF YEAR RESULTS

	Six Months Ended			Growth Rates %	
	12/31/2018	6/30/2018	12/31/2017	2nd Half 2018 vs.	
	2nd Half 2018	1st Half 2018	2nd Half 2017	1st Half 2018	2nd Half 2017
# of Registrations					
North America	2,243,178	2,133,705	1,233,455	5.1%	81.9%
International	2,548,474	3,218,816	3,096,086	(20.8%)	(17.7%)
Total # of Registrations	**4,791,652**	**5,352,521**	**4,329,541**	**(10.5%)**	**10.7%**
Average Paying Subscribers					
North America	189,533	178,101	97,786	6.4%	93.8%
International	288,284	310,923	296,193	(7.3%)	(2.7%)
Total Average Paying Subscribers	**477,817**	**489,024**	**393,979**	**(2.3%)**	**21.3%**
Monthly ARPU					
North America	€ 22.45	€ 21.47	€ 22.87	4.6%	(1.8%)
International	€ 15.03	€ 16.12	€ 16.94	(6.8%)	(11.3%)
Monthly ARPU	**€ 17.98**	**€ 18.07**	**€ 18.41**	**(0.5%)**	**(2.3%)**
Total Net Revenue					
North America	€ 25,531	€ 22,939	€ 13,419	11.3%	90.3%
International	€ 26,006	€ 30,075	€ 30,102	(13.5%)	(13.6%)
Total Net Revenue	**€ 51,537**	**€ 53,014**	**€ 43,521**	**(2.8%)**	**18.4%**
Direct Marketing					
North America	€ 13,277	€ 14,585	€ 8,585	(9.0%)	54.7%
International	€ 14,026	€ 18,000	€ 17,394	(22.1%)	(19.4%)
Total Direct Marketing	**€ 27,303**	**€ 32,585**	**€ 25,979**	**(16.2%)**	**5.1%**
Contribution					
North America	€ 12,254	€ 8,354	€ 4,834	46.7%	153.5%
International	€ 11,980	€ 12,075	€ 12,708	(0.8%)	(5.7%)
Total Contribution	**€ 24,234**	**€ 20,429**	**€ 17,542**	**18.6%**	**38.1%**

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spark networks

18 Six Months Ended December 31, Years Ended December 31, 2018 2017 2018 2017 Continuing operations Revenue 51,537 43,521 104,551 85,637 Cost of revenue (32,140) (29,737) (69,490) (58,776) Gross profit 19,397 13,784 35,061 26,861 Other income 216 5 240 54 Other operating expenses (18,788) (16,930) (36,299) (32,030) Sales and marketing expenses (2,481) (2,775) (4,938) (5,540) Customer service expenses (2,278) (1,776) (4,626) (3,971) Technical operations and development expenses (3,821) (3,664) (7,195) (6,428) General and administrative expenses (10,208) (8,715) (19,540) (16,091) Operating profit/(loss) 825 (3,141) (998) (5,115) Interest income and similar income 264 166 478 239 Interest expense and similar charges (658) (363) (1,436) (782) Net finance expenses (394) (197) (958) (543) Income/(loss) before taxes 431 (3,338) (1,956) (5,658) Income tax benefit (expense) (2,387) (532) (1,147) 84 Loss from continuing operations (1,956) (3,870) (3,103) (5,574) Discontinued operations Loss from discontinued operations, net of tax — — — — Net loss (1,956) (3,870) (3,103) (5,574) Reconciliation of Net Loss to Adjusted EBITDA: Net loss (1,956) (3,870) (3,103) (5,574) Discontinued operations — — — — Net finance expenses 394 197 958 543 Income tax (benefit) expense 2,387 532 1,147 (84) Depreciation and amortization 1,928 1,579 3,565 3,084 Impairment of intangible assets and goodwill 3,324 — 3,324 25 Share-based compensation expense 2,314 112 4,091 488 Non-recurring costs 129 5,685 970 8,123 Adjusted EBITDA (2) 8,520 4,235 10,952 6,605 Summary of non-recurring costs Contract liabilities write-offs — 603 289 603 Restructuring expenses — — — — Transaction and advisory fees — 1,660 264 3,995 Merger integration costs 87 2,042 101 2,042 Other employee payments — 1,053 — 1,053 Severance costs 42 327 316 430 Total adjustments 129 5,685 970 8,123 NET LOSS TO ADJ. EBITDA RECONCILIATION (in € thousands)

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